[CACI LOGO APPEARS HERE]

May 9, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Hugh Fuller

RE:    CACI International Inc Registration Statement on Form S-3

          Registration No. 333-122748

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, CACI International Inc, a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-122748), as amended, be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on May 9, 2005, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Dean F. Hanley of Foley Hoag LLP at (617) 832-1128 and that such effectiveness also be confirmed in writing.

Very truly yours,

CACI International Inc

By:    /s/  J. P. London

 J. P. London

 Chairman of the Board, President and

 Chief Executive Officer